SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13DA-1

(Under the Securities Exchange Act of 1934)

LYFE COMMUNICATIONS, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

50248H 10 9

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS: SMITH CORPORATE SERVICES, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  27-1915343 .

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FINDS:  PF 1,579,500 shares acquired from James P. Doolin, the former President, members of his family and Shane E. Thueson, the former Vice President $0.01 per share on April 12, 2009.

OO 4,162,478 shares acquired pursuant to Consulting Agreement dated August 26, 2009, upon the closing of the Merger (as defined below).

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 4,573,479.

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 4,573,479.

                                     10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,573,479.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.53%.

14.

TYPE OF REPORTING PERSON.

CO.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  LYFE Communications, Inc., a Utah corporation (the “Company”); 912 West Baxter Drive, Suite 200, South Jordan, Utah  84095.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13DA-1 is being filed for Smith Corporate Services, Inc., a Utah corporation (sometimes called “SCS” herein).

(b)

Address: 455 East 500 South, Suite 201, Salt Lake City, UT  84111.

(c)

Principal Occupation:  Consulting services.

(d)

During the last five years, SCS and its directors, executive officers or shareholders have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the last five years, SCS and its directors, executive officers or shareholders have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws, rules or regulations or finding any violation with respect to such laws, rules or regulations.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

On April 12, 2009, SCS paid $15,795 in cash from its operating account to acquire 1,579,500 shares of the Company’s common stock pursuant to certain Share Purchase Agreements dated as of April 12, 2010 (the “SPA Shares” and the “SPA’s”); and on April 12, 2009, pursuant to an Agreement and Plan of Merger (the “Merger”) between the Company’s wholly-owned subsidiary and Connected Lyfe, Inc., a Utah corporation (“Connected Lyfe”), SCS acquired 4,162,478 shares of the Company’s common stock upon closing of the Merger, pursuant to its August 26, 2009, consulting agreement with Connected Lyfe (respectively, the “12 Month Lock-Up Shares” and the “SCS Consulting Agreement”), the obligation of which was assumed by the Company under the Merger.  All shares issued under the Merger were the subject of a 12 month lock-up period from public sale unless waived by the Board of Directors of the Company, provided the required holding period and other applicable provisions of Rule 144 had been satisfied. See the Company’s 8-K Current Report dated April 12, 2010, for additional information on the SCS Consulting Agreement and the 12 month lock-up period.

Item 4.  Purpose of Transaction.

SCS does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D; however, all of such shares were acquired on and subject to the closing of the Merger.  See the Company’s 8-K Current Report dated April 12, 2010.

This Schedule 13DA-1 is being filed by SCS to report a change in its beneficial ownership resulting from the following transactions:

(1)

The conveyance of 558,499 of the SPA Shares for an aggregate of $418,874 to certain friends and business acquaintances in a limited number of private transactions, all of whom were “accredited investors,” had prior access to all material information about the Company, acquired the shares for “investment purposes” and understood that the shares were “restricted securities” subject to resale under Rule 144 of the Securities and Exchange Commission (the “SEC”).  These representations and warranties, among others, were made in writing, and were executed and delivered to SCS, each as a condition of any such sale.  SCS will ask the Company to include all of these shares in any registration statement filed by the Company with the SEC; however, this request was not a condition of the sale of any of these shares.  Ultimately, it is the Company’s prerogative as to what shares are included in any such registration statement.

(2)

The conveyance for nominal consideration or as gifts of 510,000 shares of the 12 Month Lock-Up Shares to certain other friends, members of his staff and business associates in a limited number of private transactions, which included 300,000 shares that were conveyed to Leonard W. Burningham, Esq.  Mr. Burningham is SCS’s legal counsel and one of the Company’s current attorneys; 25,000 shares to each of Mr. Burningham’s sons with whom he practices law, each as a sole practitioner; and an aggregate total of 35,000 shares to three members of Mr. Burningham’s staff.  All of these persons were either “accredited investors” or “sophisticated investors,” who had prior access to all material information about the Company, acquired the shares for “investment purposes” and understood that the shares were

“restricted securities” subject to resale under Rule 144 of the SEC and a 12 Month lock-up period from public sale, unless waived by the Company’s Board of Directors, provided the required holding period and other applicable provisions of Rule 144 had been satisfied.  These representations and warranties, among others, were made in writing, and were executed and delivered to SCS as a condition of the receipt of these shares.  SCS indicated that it would also ask the Company to include a portion of these shares in any registration statement filed by the Company with the SEC, though that request was not a condition of the conveyance of any of these shares.  Ultimately, it is the Company’s prerogative as to what shares are included in any such registration statement.

(3)

The exchange by SCS of 300,000 12 Month Lock-Up Shares for 200,000 “free trading” shares of the Company that were owned and acquired by Mr. Burningham in 1999.  See the Share Exchange Agreement attached hereto and incorporated herein by reference.  SCS and its broker have agreed under a “Seller Resale Agreement” to certain resale limitations on the shares acquired from Mr. Burningham, to be effective for a period of six (6) months from the date of the Share Exchange Agreement, including, among other conditions, that: (i) all sales will be made in compliance with the “brokers’ transactions” and “manner of sale” requirements of Rule 144; (ii) no sale can be made unless the Company is current in the filing of all reports required to be filed by it under subparagraph (c)(1) of Rule 144; (iii) no DTC transfers of the shares can be made except to a broker pursuant to a bona fide sale in compliance with these requirements; (iv) no shares can be ordered out for delivery unless there is a legend placed upon the stock certificate at the time of transfer indicating the enumerated terms and conditions; and (v) SCS and its broker must provide reasonable assurance of compliance with these terms and conditions on request.

SCS has an arrangement with the Company whereby the Company has indicated that it will replace any shares conveyed by SCS, the conveyance of which directly or indirectly benefited the Company.  This arrangement has not been set to writing.  Whether all or any portion of the shares described in the transactions in subparagraphs (1), (2) and (3) will be subject to such replacement, is presently unknown, though SCS believes most of these shares will be the subject of that understanding.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, SCS owns 4,573,479 (approximately 7.53%) of the Company’s outstanding common stock, such computation being based upon the number of shares reflected as being outstanding in the Company’s 10-QA-1 Quarterly Report for the quarter ended March 31, 2010 (60,681,872 shares).

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 4,573,479.

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 4,573,479.

Shared power to dispose or to direct the disposition of: 0.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No.

Exhibit Description

Exhibit 99.1

Share Exchange Agreement dated May 25, 2010, between Smith Corporate Services, Inc. and Leonard W. Burningham, Esq.

Exhibit A: 1999 Subscription Documents

Exhibit B:  Seller Resale Agreement

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, and for and on behalf of Smith Corporate Services, Inc., duly authorized, I certify that the information set forth in this statement is true, complete and correct.

Dated:  5/26/2010

/s/  Karl S. Smith________________

By:  Karl S. Smith, President

Smith Corporate Services, Inc.